Exhibit 99.1

VASTA PLATFORM LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held 16 December 2024

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company (the “AGM”) will be held on 16 December 2024 at 10:00 a.m. (São Paulo time). The AGM will be held at the offices of the Company located at Av. Paulista, 901, 5th Floor, Bela Vista, São Paulo – SP, 01310-100, Brazil.

The AGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolution:

1.	to resolve, as an ordinary resolution, that the Company’s financial statements and the auditor’s report for the fiscal year ended 31 December 2023 be approved and ratified.

The AGM will also serve as an opportunity for shareholders to discuss Company affairs with management.

The Board of Directors of the Company (the “Board”) has fixed the close of business on 6 November 2024 as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the Class A common shares and the Class B common shares of the Company as at the close of business on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof.

The Company’s 2023 annual report for the fiscal year ended 31 December 2023 was filed with the U.S. Securities and Exchange Commission (the “Commission”) on 19 April 2024 (the “Form 20-F”). Shareholders may obtain a copy of the Form 20-F, free of charge, from the Company’s website at https://ir.vastaplatform.com/shareholder-meetings, or by contacting the Company’s Investor Relations Department at Av. Paulista, 901, 5th Floor, Bela Vista, São Paulo – SP, 01310-100, Brazil, by email at ir@vastaplatform.com.

Additionally, this Notice, the Proxy Statement and the Form of Electronic Proxy Card, along with instructions on how to vote using the proxy card can also be found the Company’s website.

The Board recommends that shareholders of the Company vote “FOR” the resolutions at the AGM. Your vote is very important to the Company.

Whether or not you plan to virtually attend the AGM, please promptly complete, date, sign and return the enclosed proxy card attached to this Notice.

By order of the Board

/s/ Guilherme Alves Mélega
Name: Guilherme Alves Mélega
Title: Chief Executive Officer

Dated: 27 November 2024

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands